Exhibit 99.1

STRATASYS LTD.

7665 Commerce Way	2 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Time and Date of Meeting	9:00 a.m. U.S. Central Time, on July 10, 2014

Place of Meeting	Stratasys NASH Building
9600 West 76th Street
Eden Prairie, Minnesota

Items of Business	(1) The election of Ms. Ziva Patir, who qualifies as an unaffiliated director under the Israeli Companies Law 5759-1999, to serve as the unclassified director of our Company.

(2)

The approval of a cash bonus of 1,880,800 New Israeli Shekels (“NIS”) (approximately $541,550) to be paid to Mr. David Reis, our Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2013, as determined by the compensation committee of our board of directors (our “Compensation Committee” and our “Board”, respectively) and our Board pursuant to their authority under Mr. Reis’ existing employment agreement and our Compensation Policy for Executive Officers and Directors (our “Compensation Policy”).

(3)

The approval of a cash bonus of $177,716 to be paid to Mr. S. Scott Crump, our Chairman and Chief Innovation Officer, in respect of his performance for the year ended December 31, 2013, as determined by our Compensation Committee and our Board pursuant to their authority under our Compensation Policy.

(4)

The approval of a cash bonus of NIS 574,500 (approximately $165,420) to be paid to Mr. Ilan Levin, a director and the Chairman of Baccio Corporation, the parent entity of our MakerBot group of companies, in respect of his performance for the year ended December 31, 2013, as determined by our Compensation Committee and our Board pursuant to their authority under our Compensation Policy.

(5)

The approval of the terms of a grant of options to purchase 22,000 ordinary shares, nominal value NIS 0.01 per share, of Stratasys Ltd. (“ordinary shares”), to each of Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter, as directors of our Company.

(6) The approval of an increase in the coverage under our directors’ and officers’ liability insurance policy to an aggregate maximum coverage of $80 million.

(7)

The re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for the year ending December 31, 2014 and until our next annual general meeting of shareholders, and authorization of our Board (upon recommendation of the audit committee of our Board) to fix their remuneration.

At the Annual Meeting, we will also discuss our financial statements for the year ended December 31, 2013 and transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

Our Board recommends a vote FOR each of the above Proposals.

The proposals and details with respect to the Annual Meeting are described more fully in the enclosed proxy statement, which the we are sending (together with this notice) to our shareholders, which we urge you to read in its entirety.  This notice, that proxy statement and a related form of proxy are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website— at [http://www.stratasys.com/proxy_statement/2014 annual meeting]. The full text of the proposed resolutions, together with the form of proxy for the Annual Meeting, may also be viewed beginning on June 13, 2014, at the registered office of our Company, 2 Holtzman Street, Science Park, Rehovot, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972.74.745.4300.

Record Date	You are entitled to vote if you were a shareholder as of the close of business on June 10, 2014.

Voting

Approval of each proposed action above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of Proposal No. 2 is also subject to satisfaction of one of the following, additional voting requirements:

•                  the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in our Company.

The vote of all Stratasys shareholders is important regardless of whether they attend the Annual Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own. You may vote shares that you own directly in person by attending the Annual Meeting. You may also vote shares that you own directly by proxy by signing and returning the form of proxy in the enclosed envelope. If submitting your proxy to us by mail, the proxy card must be received by Broadridge or at our registered offices at least 48 hours prior to the appointed time of the Annual Meeting (that is, by Tuesday, July 8, 2014) to be validly included in the tally of shares voted at the Annual Meeting, unless we waive that requirement.  Your proxy card, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” the proposed actions described above (except for the action described in Proposal 2). You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Annual Meeting and vote in person even if you have previously signed a proxy. If your shares are held via a broker, trustee or nominee, you may instruct them on how you want your shares voted. Specific instructions as to how to vote are set forth on the enclosed proxy card or voting instruction form provided by your broker, trustee or nominee.

By Order of the Board

S. Scott Crump

Chairman of the Board

Eden Prairie, Minnesota
June 5, 2014

This Notice of 2014 Annual General Meeting of Shareholders was

first published by our Company on or about June 5, 2014.

i

STRATASYS LTD.

7665 Commerce Way	2 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

PROXY STATEMENT FOR 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 10, 2014

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed form of proxy because the board of directors (the “Board of Directors” or “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company” or “our Company”) is soliciting your proxy to vote your shares at our 2014 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at 9:00 a.m., U.S. Central Time, on July 10, 2014, at the Stratasys NASH Building, 9600 West 76th Street,, Eden Prairie, Minnesota.

What items of business will be voted on at the Annual Meeting?

(1)                    The election of Ms. Ziva Patir, who qualifies as an unaffiliated director under the Israeli Companies Law 5759-1999 (the “Companies Law”), to serve as the unclasssified director of our Company.

(2)                    The approval of a cash bonus of 1,880,800 New Israeli Shekels (“NIS”) (approximately $541,550) to be paid to Mr. David Reis, our Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2013, as determined by our compensation committee of the Board (our “Compensation Committee”) and our Board pursuant to their discretionary authority under Mr. Reis’ existing employment agreement and our Compensation Policy for Executive Officers and Directors (our “Compensation Policy”).

(3)                    The approval of a cash bonus of $177,716 to be paid to Mr. S. Scott Crump, our Chairman and Chief Innovation Officer, in respect of his performance for the year ended December 31, 2013, as determined by our Compensation Committee and our Board pursuant to their authority under our Compensation Policy.

(4)                    The approval of a cash bonus of NIS 574,500 (approximately $165,420) to be paid to Mr. Ilan Levin, a director and Chairman of Baccio Corporation, the parent entity of our MakerBot group of companies, in respect of his performance for the year ended December 31, 2013, as determined by our Compensation Committee and our Board pursuant to their authority under our Compensation Policy.

(5)                    The approval of the terms of a grant of options to purchase 22,000 ordinary shares, nominal value NIS 0.01 per share (“ordinary shares”) of our Company, to each of Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter, as directors of our Company.

(6)                    The approval of an increase in the coverage under our directors’ and officers’ liability insurance policy to an aggregate maximum coverage of $80 million.

(7)                    The re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for the year ending December 31, 2014 and until our next annual general meeting of shareholders, and the authorization of our Board (upon recommendation of the audit committee of our Board, the “Audit Committee”) to fix their remuneration.

At the Annual Meeting, we will also discuss our financial statements for the year ended December 31, 2013, although that will not involve a vote of our shareholders. We will also transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote:

•                  FOR the election of Ms. Patir as the unclassified director of our Company;

•                  FOR the approval of the payment of a cash bonus to Mr. Reis for the year ended December 31, 2013;

•                  FOR the approval of the payment of a cash bonus to Mr. Crump for the year ended December 31, 2013;

•                  FOR the approval of the payment of a cash bonus to Mr. Levin for the year ended December 31, 2013;

•                  FOR the terms of grants of options to Messrs. Fierko, McEleney and Schwieter as directors of our Company;

•                  FOR the increase in our directors and officers liability insurance coverage; and

•                  FOR the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for year ending December 31, 2014, and the authorization of our Board (upon recommendation of the Audit Committee) to fix their remuneration.

What is the quorum required in order to conduct business at the Annual Meeting?

Under our Amended and Restated Articles of Association, as amended (our “Amended Articles”), a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least a majority of the voting rights in our Company. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the meeting, a quorum is not present, the Annual Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place or to a later time and date if so specified in a notice that is provided concerning the adjourned meeting. If such day falls on a statutory holiday (either in Israel or in the U.S.), the meeting will be adjourned to the first business day afterwards that is not a statutory holiday. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, approval of Proposal 2 requires satisfaction of either of the following two voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

•                  the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal may not exceed two percent (2%) of the aggregate voting rights in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the company.

A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (except for the action described in Proposal 2, for which you will be deemed not to have voted). The proxy holders will vote in their discretion on any other matters that properly come before the Annual Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. However, if you hold shares beneficially in street name, the result will be different. If you do not return the voting instruction form, your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposals to ratify the selection of an independent registered public accounting firm and certain other routine matters, if you do not give them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on the proposals to elect Ms. Patir as a director of our Company, to approve the payment of cash bonuses to Mr. Reis, Mr. Crump, and Mr. Levin, to approve the option grants to Messrs. Fierko, McEleney, and Schwieter, or to increase the coverage under our directors’ and officers’ liability insurance policy, and may only vote in accordance with instructions from the beneficial owners.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Annual Meeting, but are not considered “present” for the purposes of voting on non-discretionary matters. Such shares have no impact on the outcome of the voting on any proposal.

What shares can I vote?

Our only class of stock outstanding is ordinary shares, nominal value of NIS 0.01 per share. Each ordinary share outstanding as of the close of business on the record date, June 10, 2014, is entitled to one vote on all items of business at the Annual Meeting. You may vote all ordinary shares you owned at that time, which may be (1) shares held directly in your name as the shareholder of record or (2) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. On the record date, there were 49,411,852 ordinary shares outstanding and entitled to vote. There were 123 shareholders of record and approximately 129,000 beneficial owners on the record date. The closing price of the ordinary shares on that date, as quoted on the NASDAQ Global Select Market, was $91.39.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most shareholders hold their shares through a broker or other nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. You may have stock certificates for those shares or they may be registered in book-entry form under the direct registration system. As the shareholder of record, you have the right to grant your voting proxy directly to our proxy holders or to vote in person at the Annual Meeting. We have enclosed a proxy card for your use.

Beneficial Owner. If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Annual Meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Annual Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

How can I vote my shares in person at the Annual Meeting?

Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Annual Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instruction form as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you.

You may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. Beneficial owners may vote by completing, signing and dating the voting instruction forms provided by their brokers, trustees or nominees and mailing them in the enclosed pre-addressed envelope. Beneficial owners may also be able to utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, we have filed a report on Form 6-K with the Securities and Exchange Commission (the “SEC”) that includes this proxy statement as an exhibit.  You can obtain the Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Broadridge must receive any such revocation of proxy by 5:00 p.m., U.S. Eastern Time, on July 9, 2014, for it to be effective.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Annual Meeting and voting in person.

What happens if additional matters are presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Mr. Shane Glenn and Ms. Susan Camuel, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with their best judgment.

Who will count the votes?

A representative of the Company will act as the inspector of election to tabulate the votes cast at the Annual Meeting.

Who will pay the costs of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Annual Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. In addition, we will reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting and publish final results in a report on Form 6-K to be filed with the SEC after our Annual Meeting. You can access that Form 6-K, and all of our other reports filed with the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

Is a list of shareholders entitled to vote at the Annual Meeting available?

The Companies Law does not require us to make a list of our shareholders available at or before a general meeting of shareholders. Therefore, no list of shareholders will be available at or before the Annual Meeting.

OTHER MATTERS

On March 3, 2014, we filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (our “2013 Annual Report”) with the SEC. Our 2013 Annual Report includes our audited financial statements, certain pro forma and pro forma non-GAAP financial information for 2013 as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2013 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2013 Annual Report to obtain additional information regarding our Company.

U.S. dollar translations of NIS amounts presented in this Proxy Statement are translated using the rate of NIS 3.473 to US$1.00, the exchange rate reported by the Bank of Israel on June 3, 2014 (the business day immediately preceding the date of the notice of the Annual Meeting).

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, please read this Proxy Statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 10, 2014

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Annual Meeting, including this proxy statement and form of proxy for our Annual Meeting by contacting our Vice President of Investor
Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of June 10, 2014, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders and may not necessarily be accurate as of June 10, 2014. Ordinary shares that a person has a right to acquire within 60 days after the record date are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. We based our calculations of the percentage owned on 49,411,852 ordinary shares outstanding on June 10, 2014.

	Number of
	shares		Percentage of
	beneficially		outstanding
Name of Shareholder	owned		shares
Samson Capital, LLC (1)	3,172,787	(2)	6.42%
Roy J. Zuckerberg	3,737,027	(3)	7.56%
Elchanan Jaglom	3,698,625	(4)	7.49%
All directors and executive officers as a group (11 persons)	4,659,625	(5)	9.33%

(1)                                 Samson Capital, LLC is a limited liability company organized under the laws of the State of Delaware. The outstanding membership interests of Samson Capital, LLC are held by Roy J. Zuckerberg (74.1% interest), Michael Jaglom (18.5% interest) and an entity holding membership interests for the benefit of Elchanan Jaglom and members of his family. Michael Jaglom and Elchanan Jaglom are cousins. Roy J. Zuckerberg and Elchanan Jaglom are the managing members of Samson Capital, LLC and, by virtue of such roles, may be deemed to possess shared power to direct the voting and disposition of, and thus shared beneficial ownership with respect to, the ordinary shares held by Samson Capital, LLC. Each of Roy J. Zuckerberg and Elchanan Jaglom disclaims beneficial ownership of the ordinary shares held by Samson Capital, LLC except to the extent of his pecuniary interest therein. Please see notes 3 and 4 below regarding arrangements concerning decisions as to voting and disposition of the ordinary shares held by this shareholder.

(2)                                 Represents shares beneficially owned as of December 31, 2013, as indicated in the amended report of beneficial ownership on Schedule 13G/A filed jointly on February 12, 2014 by Samson Capital, LLC and Roy J. Zuckerberg. Samson Capital, LLC exercises sole voting power and sole dispositive power with respect to 3,172,787 shares.

(3)                                 Represents shares beneficially owned as of December 31, 2013, as indicated in the amended report of beneficial ownership on Schedule 13G/A filed jointly on February 12, 2014 by Samson Capital, LLC and Roy J. Zuckerberg. Consists of 38,402 ordinary shares held by Zuckerberg Investment Partners, LP, 3,172,787 ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership (as disclosed in notes (1) and (2) above) and 525,838 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of California, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 43.8% ownership of the membership interests of Hancock LLC (as disclosed in note (4) below). Mr. Zuckerberg has reached an agreement with respect to 1,833,649 of the ordinary shares held by Samson Capital, LLC that he has the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person.

(4)                                 Represents shares beneficially owned as of December 31, 2013, as indicated in the amended report of beneficial ownership on Schedule 13G/A filed on February 12, 2014 by Elchanan Jaglom. Consists of (i) the 3,172,787 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership (as disclosed in note (1) above) and (ii) the 525,838 ordinary shares held by Hancock LLC, a California limited liability company of which 56.2% of the membership interests are held by a company of which Mr. Jaglom is a director. Mr. Jaglom has reached an agreement with respect to 1,339,138 of the ordinary shares held by Samson Capital, LLC that he has the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein.

(5)                                 Includes 545,752 shares issuable upon the exercise of stock options that are presentably exercisable or exercisable within 60 days after June 10, 2014.  Also includes shares held by directors or executive officers who are beneficial owners of more than 5% of our outstanding ordinary shares as of the date of their most recent public filings and does not include any acquisitions or dispositions of shares since the date of those filings.

PROPOSAL 1:

ELECTION OF MS. ZIVA PATIR TO SERVE
AS THE UNCLASSIFIED DIRECTOR OF OUR COMPANY

Election of Unclassified Director

Our Board of Directors presently consists of four Class A directors (including one Class A external director), five Class B directors (including one Class B external director), and one unclassified director.  Under our Amended Articles, the Class A directors and the Class B directors who are not external directors will serve for an initial term ending December 1, 2014.  External directors will serve for a three-year term ending December 1, 2015.  Our Amended Articles require us to hold a general meeting of shareholders by January 30, 2015, to elect directors, all of whom will then be unclassified.  In connection with such general meeting, our Board will nominate between seven and 11 persons to serve as directors of our Company.  Under our Amended Articles, if the current unclassified director, who is not an external director, is elected at the Annual Meeting, she will serve as a director until the next annual general meeting of our shareholders, and until her successor is duly appointed by our Board or elected at a general meeting of shareholders, as the case may be, and is qualified, or until her earlier resignation or removal pursuant to a resolution of shareholders approved at a general meeting or applicable law.  If the general meeting of shareholders required to be held by January 30, 2015 to elect directors is not an annual general meeting, then the unclassified director will continue to serve as a director after that date.

Our Board has nominated Ms. Ziva Patir for election at the Annual Meeting as the unclassified director of Stratasys. Ms. Patir was elected as an unclassified director in June 2013, when our shareholders approved an increase in the number of directors constituting our Board from nine to ten.  She also serves as a member of the Compensation Committee.  Ms. Patir also qualifies as an unaffiliated director under the Companies Law, which qualifies her to serve as a member of the Compensation Committee.

Set forth below is certain information regarding Ms. Patir’s background and experience.

Ziva Patir, age 64, has served as a director of our Company since June 2013, when she was elected as an unclassified director. Since February 2014, Ms. Patir has served on the board of directors of ELTA Systems Ltd., an Israeli provider of defense products and services, and since March 2014 she has served on the board of directors of Kardan Vehicle Ltd., the Avis car rental licensee for Israel.  She also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 1985 to 1996, Ms. Patir served as the Director of the Quality and Certification Division of SII and held various managerial positions in the Industry and Standardization Divisions from 1976 to 1985. From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and an M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

Pursuant to the Companies Law, Ms. Patir has delivered to us a declaration that confirms that she complies with the requisite qualifications for serving as a director under the Companies Law and that she is not prohibited under the Companies Law from serving as a director of a public company, as well as confirmation by Ms. Patir that she meets the requirements of an “unaffiliated director,” as defined in the Companies Law.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that Ms. Ziva Patir be, and hereby is, elected to serve as the unclassified director of Stratasys Ltd., effective from the date hereof, until the next annual general meeting of our shareholders, and until her successor is duly appointed by our Board or elected at a general meeting of shareholders, as the case may be, and duly qualified or until her earlier resignation or removal.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of Ms. Patir. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 1.

Board Recommendation

The Board recommends a vote FOR the foregoing resolution electing Ms. Patir as a director.

PROPOSAL 2:

APPROVAL OF A CASH BONUS TO BE PAID TO MR. DAVID REIS, OUR CHIEF EXECUTIVE
OFFICER AND A DIRECTOR, IN RESPECT OF HIS PERFORMANCE FOR THE YEAR ENDED DECEMBER 31, 2013, AS DETERMINED BY THE COMPENSATION COMMITTEE AND THE BOARD PURSUANT TO THEIR DISCRETIONARY AUTHORITY UNDER HIS EXISTING EMPLOYMENT AGREEMENT AND OUR COMPENSATION POLICY

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, the board of directors and the shareholders. Under his employment agreement with our Company, which was approved by our shareholders before the Stratasys Inc.-Objet Ltd. December 2012 merger (the “Merger”), Mr. Reis is entitled to a gross monthly salary of NIS 115,000 (approximately $33,000), as well as Company contributions equivalent to 5%, 8.33%, 2.5%, and 7.5% of his gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds.

Mr. Reis’ existing employment agreement and our Compensation Policy also provide that our Board is authorized, at its discretion, to determine the amount (if any) of Mr. Reis’ bonus on an annual basis, based on our achievement of specific goals set by the Board.  In evaluating Mr. Reis’ performance, the Compensation Committee took into consideration Mr. Reis’ and the Company’s performance in relation to his target goals for 2013 as well as the challenges facing the Company in achieving those goals, which were extraordinary given the Stratasys-Objet integration after completion of the Merger, the MakerBot acquisition, and the equity and debt financings that the Company conducted during the year.  Therefore, in recognition of Mr. Reis’ significant contribution to our Company as its chief executive officer, and consistent with the terms of our Compensation Policy, the Compensation Committee and our Board have determined that a cash bonus of NIS 1,880,800 (approximately $541,550) should be paid to Mr. Reis in respect of his performance for the year ended December 31, 2013 (the “CEO Bonus”).

The Compensation Committee and the Board (without the participation of Mr. Reis) have approved the CEO Bonus, subject to approval of our shareholders at the Annual Meetings, believing it is both an appropriate and reasonable discretionary bonus in respect of Mr. Reis’ and our Company’s performance in 2013 and well within market standards.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the CEO Bonus, as described in Proposal 2 of the Proxy Statement with respect to the Annual

Meeting, be, and the same hereby is, approved.

Required Vote

As described above, the approval of the CEO Bonus requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to Proposal 2.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this Proposal 2, you should indicate such personal interest in the space provided in the enclosed proxy card and instead of voting on Proposal 2, you should contact Shane Glenn, our Vice President of Investor Relations, at 952-294-3416 or sglenn@stratasys.com, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you should contact the representative managing your account, who should in turn contact Mr. Glenn on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the CEO Bonus.

PROPOSAL 3:

APPROVAL OF A CASH BONUS TO BE PAID TO MR. S. SCOTT CRUMP, OUR CHAIRMAN AND CHIEF INNOVATION OFFICER, IN RESPECT OF HIS PERFORMANCE FOR THE YEAR ENDED DECEMBER 31, 2013, AS DETERMINED BY THE COMPENSATION COMMITTEE AND THE BOARD PURSUANT TO THEIR AUTHORITY UNDER OUR COMPENSATION POLICY

Mr. S. Scott Crump presently serves as our Chairman and Chief Innovation Officer and, as such, does not receive any cash compensation for his services as a director of Stratasys.  Mr. Crump’s cash compensation with respect to his services as our Chief Innovation Officer was approved by the shareholders of Objet before the Merger, and consists of an annual gross salary of $255,198 and a bonus target of $172,540. Mr. Crump is a founder of Stratasys, Inc. and the inventor of our Fused Deposition Modeling (FDM) technology. He has been engaged in the field of 3D printing, including rapid prototyping and additive manufacturing, since 1989 and has vast knowledge of and experience in our industry. Our Board believes that he is an integral part of our management team and that we should provide him appropriate compensation.

In 2013, the relevant committees of our Board and our Board established specific goals for Mr. Crump to achieve as Chief Innovation Officer during that year.  In recognition of the fact that Mr. Crump exceeded those goals and his other significant contributions to our Company as Chief Innovation Officer, the Compensation Committee and our Board have determined that a cash bonus of $177,716 should be paid to Mr. Crump in respect of his performance for the year ended December 31, 2013 (the “CIO Bonus”).  The CIO Bonus represents 103% of Mr. Crump’s target bonus, and has therefore been set consistently with the bonus payout formula described in our Compensation Policy.

The Compensation Committee and our Board (without the participation of Mr. Crump) have approved the CIO Bonus, subject to approval by our shareholders, believing it is both an appropriate and reasonable discretionary bonus in respect of Mr. Crump’s performance in 2013 and is well within market standards.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the terms of CIO Bonus, as described in Proposal 3 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby are, approved.

Required Vote

As described above, the approval of the terms of the CIO Bonus requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the voting power of votes cast with respect to such proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the terms of the CIO Bonus.

PROPOSAL 4:

APPROVAL OF A CASH BONUS TO BE PAID TO MR. ILAN LEVIN, A DIRECTOR AND THE CHAIRMAN OF OUR MAKERBOT SUBSIDIARY, IN RESPECT OF HIS PERFORMANCE FOR THE YEAR ENDED DECEMBER 31, 2013, AS DETERMINED BY THE COMPENSATION COMMITTEE AND THE BOARD PURSUANT TO THEIR AUTHORITY UNDER OUR COMPENSATION POLICY

Under the Companies Law and our Compensation Policy, compensation of our directors requires the approval of the Compensation Committee, our Board and our shareholders. Under his employment agreement with our Company, which was approved by our shareholders before the Merger, Mr. Levin is entitled to a gross monthly salary of NIS 27,000 (approximately $7,775). The foregoing salary is in addition to and independent of the $19,400 per month plus Israeli value added tax, that Mr. Levin is entitled to receive for continued service as a director. Under the employment agreement, Mr. Levin is also entitled to Company contributions equivalent to 5%, 8.33%, 2.5%, and 7.5% of his gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds.

Under his employment agreement, Mr. Levin provides services to us as a full-time employee who leads special corporate executive functions.  In evaluating Mr. Levin’s performance in accordance with our Compensation Policy, the Compensation Committee determined that he had made special contributions to our Company during 2013, including in his role as the chairman of Baccio Corporation, the parent entity of our MakerBot group of companies, and his roles in connection with the acquisition of MakerBot and its integration into our Company, as well as his roles in connection with our equity and debt financings in 2013.  Therefore, in recognition of Mr. Levin’s significant contributions to our Company, and consistent with the bonus payout formula described in our Compensation Policy, the Compensation Committee and our Board have determined that a cash bonus of NIS 574,500 (approximately $165,420) should be paid to Mr. Levin in respect of his performance for the year ended December 31, 2013 (the “Director Bonus”).

The Compensation Committee and our Board (without the participation of Mr. Levin) have approved the Director Bonus, subject to approval by our shareholders, believing it is both an appropriate and reasonable discretionary bonus in respect of Mr. Levin’s performance in 2013 and well within market standards.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the Director Bonus, as described in Proposal 4 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby is, approved.

Required Vote

As described above, the approval of the Director Bonus requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the voting power of votes cast with respect to such proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Director Bonus.

PROPOSAL 5:

APPROVAL OF THE TERMS OF A GRANT OF OPTIONS

TO PURCHASE 22,000 ORDINARY SHARES TO EACH OF
MR. EDWARD J. FIERKO, MR. JOHN J. MCELENEY AND MR. CLIFFORD H. SCHWIETER
AS DIRECTORS OF OUR COMPANY

Compensation of Directors

Under the Companies Law, the terms of compensation of our directors must be approved by our Compensation Committee, our Board, and our shareholders, in that order.

Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter were each elected before the Merger by Objet shareholders to serve as Class B directors effective as of the effective time of the Merger (the “Effective Time”). Messrs. Fierko, McEleney and Schwieter were directors of Stratasys, Inc. prior to the Merger, and their compensation approved by the Objet shareholders was the same as the compensation they had previously received as directors of Stratasys, Inc.

At our annual general meeting held on June 21, 2013, in recognition of their increased duties and responsibilities as directors of a larger, more complex, and multinational company, our shareholders approved a compensation package for Messrs. Fierko, McEleney and Schwieter consisting of (i) an annual fee of $50,000 for service on our Board and an annual fee of $2,500 for service on each Board committee; (ii) a per meeting fee of $1,500 for each meeting of the Board or any Board committee at which such director physically attends, and a fee of $250 per meeting for each meeting attended via telephone or video link; and (iii) a grant of options to purchase 22,000 ordinary shares.

Although our shareholders approved annual cash compensation for these directors, the shareholders only approved a single grant of options for 2013.  The Compensation Committee and our Board have reviewed and evaluated the compensation packages for Messes. Fierko, McEleney, and Schwieter and have determined that a grant of options to purchase 22,000 ordinary shares would make their compensation for 2014 comparable to their 2013 compensation.  The Compensation Committee and the Board further concluded that maintaining a compensation package for 2014 that is comparable to that for 2013 is appropriate in light of the continuing time commitments necessitated by the increased complexity of our business, particularly in light of the rapid expansion of our operations, our MakerBot acquisition in 2013, and our expected acquisitions of Solid Concepts, Inc. and Harvest Technologies, Inc. in 2014.

Our Board, in keeping with the recommendation of its Compensation Committee, approved a grant of options to purchase 22,000 ordinary shares to each of Messrs. Fierko, McEleney and Schwieter (without their having participated in the related Board and committee meetings) (the “Directors’ Equity Grant”), which options will:

•                  be granted as of the date of the Annual Meeting;

•                  become vested and exercisable with respect to 25% of the underlying shares on the first anniversary of the date of grant and thereafter at the end of each quarter during which he shall have served as a director of Stratasys;

•                  have an exercise price per share equal to the closing price of our ordinary shares on the date of grant;

•                  have a term expiring 6.08 years from the date of grant, unless earlier terminated in accordance with our 2012 Omnibus Equity Incentive Plan (our “2012 Plan”); and

•                  otherwise be subject to the terms of our 2012 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that Directors’ Equity Grant for each of Mr. Edward J. Fierko, Mr. John J. McEleney and Mr. Clifford H. Schwieter, all upon the terms described in Proposal 5 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby are, approved.

Required Vote

As described above, the approval of the Directors’ Equity Grant for Messrs. Fierko, McEleney and Schwieter requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the voting power of votes cast with respect to such proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Directors’ Equity Grant for each of Messrs. Fierko, McEleney and Schwieter.

PROPOSAL 6:

APPROVAL OF AN INCREASE IN OUR DIRECTORS’ AND
OFFICERS’ LIABILITY INSURANCE COVERAGE

Pursuant to authority granted under the Companies Law, our Amended Articles, and our Compensation Policy, we carry directors’ and officers’ (D&O) liability insurance coverage, which was initially approved by our shareholders before the Merger.  Our shareholders also approved an increase in the amount of coverage at the 2013 Annual General Meeting of Shareholders. Since the most recent increase in coverage, relevant committees of our Board and the Board itself have reviewed our D&O liability insurance coverage and compared it to that maintained by comparable publicly traded companies. On the basis of that comparison, the relevant committees of the Board and the Board itself believe it is appropriate and reasonable given our Company’s market capitalization to increase our D&O liability insurance coverage, and therefore approved such an increase. Under the approved increase, the general maximum coverage will be increased from $60 million to $80 million.

The relevant committees of the Board and the Board itself believe that it is in the Company’s best interests to provide our directors’ and officers’ liability insurance coverage to enable us to attract and retain highly qualified directors and officers from time to time. Directors and officers are being increasingly subjected to expensive and time-consuming litigation relating to, among other things, matters that traditionally would have been brought only against the company itself. This has made highly competent persons more reluctant to serve as directors or officers unless they are provided with adequate protection through insurance against inordinate risks of claims and actions against them arising out of their activities on behalf of the company.

Each of our directors possesses a personal interest in the approval of this Proposal 6, and accordingly, under the Companies Law, our implementation of the increased D&O liability insurance coverage requires the approval of our shareholders.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the increase in the coverage under Stratasys Ltd. directors and officers liability insurance policy to aggregate maximum coverage of $80 million, as described in Proposal 6 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby is, approved.

Required Vote

As described above, the approval of the increase in the coverage under our directors’ and officers’ liability insurance policy to aggregate maximum coverage of $80 million, requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the voting power of votes cast with respect to such proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the increase in the coverage under Stratasys Ltd. directors’ and officers’ liability insurance policy.

PROPOSAL 7:

APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF OUR BOARD TO FIX
THEIR REMUNERATION

At the Annual Meeting, and upon the recommendation of our Audit Committee, our shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and to authorize our Board, upon recommendation of the Audit Committee, to fix their remuneration. The Auditors have no relationship to us or with any of our affiliates, except as auditors.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution:

RESOLVED, that the Auditors be appointed as the independent auditors of the Company for the year ending December 31, 2014 and until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the Audit Committee, be authorized to fix their remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the Audit Committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 7.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution appointing the Auditors as our independent auditors for the year ending December 31, 2014.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2013 are included in our Annual Report on Form 20-F, which we filed with the SEC on March 3, 2014. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Annual Meeting. This discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2013 Annual Report, which was filed with the SEC on March 3, 2014, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on June 5, 2014, we issued a press release and furnished a related report on Form 6-K publishing the notice of the Annual Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the

SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Eden Prairie, Minnesota
June 13, 2014